UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

KB Financial Group Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Change in Subsidiary

On April 30, 2009, the board of directors of KB Financial Group Inc. (“KB
Financial Group”) resolved to add KB Life Insurance Co., Ltd. (“KB Life
Insurance”) as a first-tier subsidiary.  Currently, KB Life Insurance is a subsidiary of Kookmin Bank, a first-tier subsidiary of KB Financial Group. Key details are as follows:

1. Information regarding KB Life Insurance:

- Key financial figures (as of March 31, 2009):
  o Total Assets (KRW): 1,952,359 million
  o Total Liabilities (KRW): 1,818,524 million
  o Total Stockholders’ Equity (KRW): 133,834 million
  o Capital Stock (KRW): 156,000 million

- Primary areas of business: life insurance, third area insurance, re-insurance and asset management

2. Shareholding: Upon completion of the addition, KB Financial Group is expected to directly hold 51.0% of the outstanding shares of KB Life Insurance

3. Total number of first-tier subsidiaries of KB Financial Group after addition of KB Life Insurance: 9

4. Other relevant information:

- The key financial figures provided above are currently being audited by KB
Life Insurance’s independent auditor and thus remain subject to change.

- The change in subsidiary described above remains subject to regulatory approval for the change in the majority shareholder of KB Life Insurance, and is expected to be completed in late June 2009.

- The purpose of the addition of KB Life Insurance as a first-tier subsidiary of
KB Financial Group is to satisfy the requirement under the Financial Holding
Company Act to remove KB Life Insurance as a subsidiary of Kookmin Bank within two years from the establishment of KB Financial Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

Date: April 30, 2009	By:	/s/ Kap Shin
	Name:	Kap Shin
	Title:	Deputy President & CFO